Contact

www.linkedin.com/in/benjamin-
judah-kasica-28055640 (LinkedIn)
www.skiesfall.com (Company)

Top Skills

Television
Audio Engineering
Music

Benjamin Judah Kasica

Executive Producer & Director of Film + TV
Los Angeles, California, United States

Summary

Ben got his start in entertainment as the lead guitarist in the Atlantic
Records band, Skillet selling nearly 12 million albums, scoring
2 Grammy nominations and producing episodic content leading
to over 1 million+ subscribers on Youtube. During his 10 years
in the band he launched Skies Fall, a multi-media entertainment
company based in Los Angeles, Nashville + Chicago. His work with
influencers, celebrities and brands creating go to market strategy
and entertainment content in the commercial, film, television, +
digital markets has led to recently leading the brand development
for Kingdom Studios, a film and television studio launching in
partnership with Lionsgate. He creates with and for purpose. He
loves working with teams of people that are seekers of beauty +
innovation, bound together by a common ambition to engage culture
in a pursuit of excellence, creativity, + authentic connection.

Experience

Homestead TV Series
Showrunner & Executive Producer
January 2023 - Present (1 year 4 months)

Skies Fall
Executive Producer + CEO
April 2008 - Present (16 years 1 month)
Greater Los Angeles Area

Skies Fall exists to develop and produce inspired, strategic content in film, tv,
music + digital markets. No longer can you solely create content and release
it in hopes that it will succeed. Every effort is carefully thought through with a
wholistic strategic mindset to uncover a go to market strategic plan, strategic
partners, brand integration, revenue streams and actionable steps. We work
with film/TV entities, influencers, celebrities, brands + start ups.

Kingdom Story Company
Franchise / Brand Manager, Marketing, Creative

September 2018 - October 2019 (1 year 2 months)
Greater Los Angeles Area

Oversees and manages brand, marketing and strategic marketing efforts of KINGDOM STUDIOS, a new entertainment content company in partnership with Lionsgate & the Erwin Brothers (Creators of the hit films, I Can Only Imagine & Woodlawn).

Skillet
Lead Guitarist + Content Producer
February 2001 - June 2011 (10 years 5 months)
Nashville, TN

Ben was the lead guitarist for the band Skillet (Atlantic Records) for 10 years. During his time with the band, Skillet has sold nearly 12 million records, was nominated for 2 Grammy awards, won a Dove Award and scored numerous #1 radio singles. He has worked with world-renown producers like Howard Benson, Brian Howes and Paul Ebersold; and has engineered, co-written & produced music for artists such as Corey Taylor of Slipknot & Stone Sour, Skillet, Icon for Hire, We Are Leo and Silverline.

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